Exhibit (a)(1)(O)

SCHUFF ACQUISITION CORP. FURTHER EXTENDS
EXPIRATION DATE OF TENDER OFFER FOR SCHUFF INTERNATIONAL

          Phoenix, Arizona (June 10, 2004) – Schuff Acquisition Corp., an entity to be wholly owned by David A. Schuff, Chairman of the Board of Schuff International, Inc., Scott A. Schuff, President and Chief Executive Officer of Schuff International, and their affiliates, announced today that has further extended the expiration date of the tender offer to purchase all of the outstanding shares of Schuff International, Inc. for $2.30 per share. The Offer, as extended, was previously scheduled to expire at 5 p.m., Denver time, on Thursday June 10, 2004. The new expiration date is 5 p.m., Denver time, on Thursday June 24, 2004. As a consequence of the extension of the expiration date, Schuff International’s stockholders may tender or withdraw their shares until 5 p.m., Denver time on Thursday June 24, 2004, unless the Offer is further extended.

          Schuff Acquisition Corp. has been advised by Computershare Trust Company, Inc., the depositary for the Offer, that as of 5:00 p.m. on Thursday June 10, 2004, Schuff International stockholders had tendered and not withdrawn 854,353 shares pursuant to the Offer. These shares, together with the shares already owned by Schuff Acquisition Corp., represent approximately 83.3% of Schuff International’s outstanding common stock (and approximately 38.1% of the shares not owned by Schuff Acquisition Corp. and the executive officers and directors of Schuff International).

          The Offer is being made pursuant to, and the foregoing announcement is qualified in its entirety by reference to the Offer to Purchase dated April 30, 2004, as amended, the Supplement to the Offer to Purchase dated May 14, 2004, and the related Letter of Transmittal. Schuff International stockholders should read the Offer to Purchase, the Supplement to the Offer to Purchase, and the Letter of Transmittal in their entirety before any decision is made with respect to the Offer. Schuff International stockholders may obtain such documents free of charge at the SEC’s web site, www.sec.gov.

          Questions and requests for additional copies of the Offer to Purchase, the Supplement to the Offer to Purchase, the Letter of Transmittal, and any amendments to the tender offer materials filed with the Securities and Exchange Commission and related materials may be directed to Julie Hall of Schuff Acquisition Corp. ((602) 452-4497), the Information Agent with respect to the Offer.